SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9

                   Solicitation/Recommendation Statement under
             Section 14(d)(4)of the Securities Exchange Act of 1934
                              ---------------------

                            DIXON TICONDEROGA COMPANY
                            (Name of Subject Company)

                            DIXON TICONDEROGA COMPANY
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    255860108
                      (CUSIP Number of Class of Securities)

                                 Richard A Asta
                      195 International Parkway, Suite 200
                             Heathrow, FL 32746-5036
                            Telephone: (407) 875-9000
                            Facsimile: (407) 829-2570

  (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                             -----------------------

                                 With copies to:

                            Philip M. Shasteen, Esq.
                       403 East Madison Street, Suite 400
                                 Tampa, FL 33602
                            Telephone: (813) 225-2500
                            Facsimile: (813) 225-1857

                            ------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE


December 17, 2004

              Fila-Fabbrica Italiana Lapis ed Affini S.p.A. Agrees to Acquire Dixon Ticonderoga Company for $7 Per Share

MILAN ITALY and HEATHROW, FL, December 17, 2004 - Co-CEOs Gino N. Pala and Richard F. Joyce of Dixon Ticonderoga Company (AMEX: DXT) and Massimo Candela, CEO of Fila-Fabbrica Italiana Lapis ed Affini S.p.A. announced today that they have reached a definitive agreement for the acquisition by Fila of all the outstanding shares of Dixon common stock for $7.00 per share in cash. The transaction has been approved by the boards of directors of both companies. Under the terms of the definitive agreement, a wholly-owned subsidiary of Fila will commence a cash tender offer within the next fifteen business days to acquire all outstanding shares of Dixon common stock at a price of $7 per share. It is likely that such offer will be commenced on or about January 7, 2005. The price represents a premium of approximately 68% over the stock price at the time the parties began negotiating in late August, 2004. Following successful completion of the tender offer, any remaining Dixon shares will be acquired in a cash merger at the same price.

     The consummation of the transaction is subject to the requirement that at least 66 2/3% of Dixon's outstanding shares be validly tendered and not withdrawn prior to the final expiration date of the offer, and other customary conditions. Holders of approximately 28% of the outstanding Dixon shares, including, Messrs. Pala, Joyce and other executive officers of Dixon, have simultaneously entered into an agreement with Fila requiring them to sell their Dixon shares to Fila upon the closing of the tender offer and at the same price, and to vote their shares in favor of the merger.

     "Through the acquisition of Dixon, FILA will enter a market with a great potential and will benefit from strong synergies. This transaction is an example of our commitment to growth, even in a highly competitive environment such as the American market", said Massimo Candela, CEO of Fila.

     "This exciting combination creates multiple opportunities for our customers, employees, suppliers and partners," said Mr. Pala. Joyce adds, "It is apparent that Dixon's manufacturing consolidation and restructuring efforts, system investments and aggressive marketing and sales efforts these past few years have not gone unnoticed within our industry. It is not surprising that we would be viewed as a significant enhancement to FILA's global strategy. Employees, customers and consumers will benefit from the greater resources, scale and opportunities of the combined companies."

     Lazard & Co. served as Fila's financial advisor in connection with the proposed transaction. After reviewing the terms of the proposed transaction and receiving an opinion from Sheldrick, McGehee & Kohler, Inc. that the $7.00 per share consideration to be received by Dixon's stockholders is fair from a financial point of view, Dixon's board of directors approved the transaction and agreed to recommend that Dixon's shareholders tender their shares in Fila's tender offer and approve and adopt the merger agreement and the merger.

     The acquisition is financed by Banca Intesa, Italy's largest bank, which has had an ownership stake in Fila since 1999 through its Merchant Banking operations. Banca Intesa is also providing an additional back-up line of credit in the event of a refinancing of any of Dixon's existing indebtedness.

Notice To Investors

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Dixon common stock described in this announcement has not commenced. At the time the offer is commenced, a Fila subsidiary will file a tender offer statement with the Securities and Exchange Commission, and Dixon will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Dixon security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

About Dixon Ticonderoga Company:

     Dixon, with operations dating back to 1795, is one of the oldest publicly held companies in the U.S. Its consumer group manufactures and markets a wide range of writing instruments, art materials and office products, including the well-known Ticonderoga(R), Prang(R) and Dixon(R) brands. Headquartered in Heathrow, Florida, Dixon employs approximately 1,600 people at eight facilities in the U.S., Canada, Mexico, the U.K. and China. For more information about the company see Dixon's website at www.prang.com.

About Fila:

     FILA, with operations dating back to 1920, is a privately held Italian company. It manufactures and markets a wide range of design and writing instruments, art materials and modeling paste. Its leading brands in the European market are Giotto, Tratto, Pongo, Das and Dido. Headquartered in Milan, Italy, Fila's group employs about 600 people at four facilities in Italy, France, Spain and Chile.

Cautionary Statement Regarding Forward-Looking Information

     Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Stockholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. In particular, because the consummation of the Fila tender offer and the merger are conditioned, among other things, on at least a 66 2/3% of Dixon's outstanding common shares being tendered and not withdrawn prior to the final expiration date of the offer and other conditions, there is not and can be no assurance that the Fila tender offer or the merger will be consummated. The forward-looking statements made herein are only made as of the date of this press release and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Fila Media Relations Contact:  Dixon Ticonderoga Investor Relations Contact:

Mark Harnett                        Gino N. Pala, Co-CEO
MacKenzie Partners, Inc.            (407) 829-9000
(212) 929-5877
                                    Richard F. Joyce, Co-CEO
                                    (407) 829-9000


---------------------------------------

Press Release for Mexican Stock Exchange Only

                         RELEVANT ISSUE REPORT, RELEASED
                          TO THE MEXICAN STOCK EXCHANGE


     The company FILA- Fabbrica Italiana Lapis ed Affini S.p.A. ("FILA"), agreed on this date, to acquire the total outstanding shares of Dixon Ticonderoga Company ("DTC"), a U.S. based corporation trading in the American stock exchange market. The transaction has been approved by the respective boards of directors of FILA and DTC. The tender offer for the shares of DTC will commence, subject to certain conditions, on or about January 7th, 2005. The shares of DTC actually owned by different members of the board of DTC, amongst them, Mr. Gino N. Pala and Mr. Richard F. Joyce, will also be sold to FILA.

     DTC is the major shareholder of Grupo Dixon, S.A. de C.V. ("DIXON"), a public holding company controlling Dixon Operadora, S.A. de C.V., Dixon Ticonderoga de Mexico, S.A. de C.V., Dixon Comercializadora, S.A. de C.V. and Sevidix, S.A. de C.V.. The capital structure, ownership, management and operations administration of DIXON and its subsidiaries will not be relevantly affected in any term or condition by the transaction mentioned hereof. The actual management of DIXON will continue to work in their present positions, specifically its General Manager, Mr. Diego Cespedes Creixell and his executive team. Other than Mr. Cespedes the non-independent members of the board will be replaced by new members appointed by FILA. The actual independent members of the board will remain, fulfilling their board duties.

     DTC, with operations dating back to 1795, is one of the oldest publicly held companies in the U.S. Its consumer group manufactures and markets a wide range of writing instruments, art materials and office products, including the well-known Ticonderoga(R), Prang(R) and Dixon(R) brands. Headquartered in Florida U.S.A., DTC employs approximately 1,600 people at eight facilities in the U.S., Canada, Mexico, the U.K. and China.

     FILA, with operations dating back to 1920, is a privately held Italian company. It manufactures and markets a wide range of design and writing instruments, art materials and modeling paste. Its leading brands in the European market are Giotto, Tratto, Pongo, Das and Dido. Headquarterd in Milan, Italy, FILA employs about 600 people at four facilities in Italy, France, Spain and Chile.

     Amongst other benefits, the General Manager of DIXON foresees the following benefits derived from the transaction:

     1. Access to state-of-the-art technologies for the production of art and writing instruments.

     2. Broadened marketing of our products through the actual distribution network, established decades ago, in the European Community, Eastern Europe, Middle East, Northern Africa and South America.

     3. Access to productive and commercial synergies between the DTC, DIXON & FILA plants that today operate in The United States, Canada, Italy, France, Spain, United Kingdom, China, Chile and Mexico.

     4. Distribution of the actual FILA product lines manufactured and sold in Europe into the American Continent.

     5.   Access to a broader global supply network.

     6. A united strength, thus creating greater economies of scale for the benefit of the new enterprise.



                 Tultitlan, Estado de Mexico, December 17, 2004


---------------------------------------

Memorandum to be distributed to employees:

To:   All Employees

From: Gino Pala and Rick Joyce

Date: December 17, 2004


     On Wednesday, Dixon's Board of Directors voted to approve a merger agreement with Fila-Fabbrica Italiana Lapis ed Affini S.p.A. to acquire the company. Attached is a copy of the news release containing more information about the agreement.

     Because we are a publicly traded company, this transaction involves strict legal requirements that must be followed. First, we were legally required to inform the investment community. Having done so, we now want to share the news with you. Additional information will be available in the coming days and weeks and we will do our best to keep you informed in a timely manner.

     First, some legal housekeeping:

     o Until the transaction is completed, we must continue to operate on a "business as usual" basis.
     o We cannot share any confidential information during this period. If you have any questions about this, please contact Rick Joyce.
     o In addition to employee meetings, we will maintain the flow of communication through e-mail, other written communication or our Resource Line.
     o    Any and all media inquiries should be directed to either of us.

     Legalities aside, you have every reason to take pride in the work you have done and the success you have achieved to bring your Company to this juncture. Fila is a well respected, financially secure, European company with no current redundancies in our markets. While we cannot speak for Fila as to future plans, it would appear that the strong performance of the current team is what makes Dixon a desirable acquisition.

Additional Information

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Dixon common stock described in this announcement has not commenced. At the time the offer is commenced, a Fila subsidiary will file a tender offer statement with the Securities and Exchange Commission, and Dixon will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to holders of Dixon common stock at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange
Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.


----------------------------------

Internal announcement script:

     On Wednesday, our Board of Directors voted to accept a proposal from Fila-Fabbrica Italiana Lapis ed Affini S.p.A. to acquire the company for $7 per share. A news release that details the transaction has been issued and copies are available for you at the end of our meeting today.

     Obviously, this is a major decision that affects all of us and management wants you to know that all of us will work with you throughout this transition. Throughout the process, we will continue to keep you informed and I'll talk more about that later.

     Let me stress three important points about our responsibilities during this process:

     One: Fila is expected to begin what's known as the tender offer by Friday, January 7, 2005. The offer will remain open not less than 20 business days, or about a month. Fila has the right to extend the tender offer but not beyond 75 days after yesterday. Depending on the number of shares purchased by Fila in the tender offer, the merger could occur almost immediately after the offer or as long as three to four months later. During this period, we will operate the business as normal so we don't lose any momentum in the event something happens and the deal does not close as envisioned.

     Two: It is very important that we all work together to continue to operate our business as usual. We will do our best to keep you informed throughout the process and we are counting on you to do your jobs.

     Three: Until the merger is completed, Fila and Dixon are two separate corporations. Both companies are obligated to manage their businesses independently. We must not share confidential information with Fila unless approved by Gino or Rick. As always, we cannot disclose confidential information or trade secrets to anyone outside the company, including media, vendors or competitors.

     Prior to the closing, Fila and Dixon remain separate companies. While there can and will be some planning for post-closing integration of the two companies, the exchange of competitively sensitive information is restricted. Representatives from Fila will be here from time to time to begin that planning process.

     Let me use an analogy to help clarify this merger agreement. It's like buying and selling a house. Fila has signed an agreement to buy our house. The sale will close sometime the first part of next year. In the interim period, they are not allowed to move into our house or make any changes to our house. While we are in this interim period, we need your support and focus on our business.

     There may be media coverage tonight and in the next few days. Many facts will be accurate but some facts may be distorted in this process. The media may contact you asking for information and asking for your comments. Do not respond to media inquiries. Please direct all calls to either Gino or Rick.

     In addition to the media, please do not speculate to our vendors or customers about this transaction or provide Fila's representatives any confidential information unless directed by either Gino or Rick. If you do, you are putting yourself and the Company at risk and we don't want anyone to be at risk.

     We expect that you will have a number of questions now and in the days to come. Therefore, we have prepared a Q&A for you and other interested parties regarding the transaction and it is being distributed to you now. If something is not covered, please feel free to ask, but please understand that the Federal securities laws limit the extent to which we might answer. As the process proceeds, we will be scheduling additional meetings to provide updated information. After this meeting, should you have any further questions, please give Shane a call.

     In closing, we are excited about the opportunities this merger brings and thank you for putting us in this enviable position.

Additional Information

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Dixon common stock described in this announcement has not commenced. At the time the offer is commenced, a Fila subsidiary will file a tender offer statement with the Securities and Exchange Commission, and Dixon will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to holders of Dixon common stock at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange

Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

------------------------------------------

Questions and answers made available to employees:

1. Why sell now?

     Dixon has a bright future. Fila approached Dixon because we are a good strategic fit. Our employees, customers, consumers, suppliers and other business partners will benefit from the greater resources and opportunities afforded as part of a larger company.

2. Why Fila?

     In many ways, Fila's market position in Europe parallels Dixon's position with Ticonderoga, Prang, Mapita, Vinci, Dixon and Vividel in the Americas. Fila is a leading manufacturer and marketer of art products under the Giotto and DAS brands, and writing instruments under the Tratto brand. With Dixon's distribution in the mass market, art, school, office and industrial segments and the equity of our existing brands in the Americas, Fila will now have the platform to further penetrate these markets. There is substantial opportunity to augment Dixon's already robust product offering with new, exciting and high-quality products from the existing Fila line.


3. Will Gino Pala and Rick Joyce still lead Dixon?

     Gino and Rick have agreed to lead Dixon during the transition period to ensure seamless integration with Fila, but it is anticipated that their employment will end once that transition is complete. However, it is anticipated that substantially all of the other current operating management of Dixon will remain.

4. Will Fila be laying off Dixon employees after the sale?

     Since Fila is based in Italy, we do not anticipate many duplicative positions. We believe that Fila recognizes the talent and dedication of our employees and desires to keep our workforce largely intact.

5. Will Fila close Dixon's plants or offices?

     As far as Dixon is concerned it will be business as usual. We are unaware of any immediate plans to shut down or relocate any facilities.

6. What will change at Dixon?

     Some things may change over time. This transaction is about opportunity. Employees, customers, suppliers and other business partners will benefit from the greater resources, scale and opportunities of a larger company.

7. What will happen to employee stock options?

     The holders of vested employee stock options will be able to cash out the "spread" on their options or they may elect to exercise them and tender the resulting shares in the Fila tender offer. Unvested stock options will vest.

8. Will our benefit plan change?

     We do not anticipate any changes in the Dixon benefit plan.

9. What if employees have additional questions?

     Employees  may  direct   additional   questions  to  our   ResourceLine  at
1-800-824-9430, Ext. 529.

Additional Information

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Dixon common stock described in this announcement has not commenced. At the time the offer is commenced, a Fila subsidiary will file a tender offer statement with the Securities and Exchange Commission, and Dixon will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to holders of Dixon common stock at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange
Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

-----------------------------------------

Letter to venders, suppliers and others with whom Dixon does business:

     We are writing to tell you of some important news about Dixon Ticonderoga Company. This morning, we announced an agreement under which our company will be acquired by Fila Fabbrica Italiana Lapis ed Affini S.p.A., headquartered in Milan, Italy. In addition to the information contained in the attached press release, we would like to detail why we, at Dixon and Fila, are so excited about this acquisition and why it represents a great opportunity for our customers, employees, suppliers and other business partners.

     Both companies have unique strengths across a broad range of art, writing and marking categories. This combination will allow us to capitalize on our respective strengths, rationalize our product lines and increase manufacturing efficiencies. When the two companies are combined in first quarter 2005, the new organization will have combined revenues of nearly $250 million.

     Fila is a leading manufacturer and marketer of art products under the Giotto and DAS brands, and writing instruments under the Tratto brand. They market primarily in the European and African markets and are the European leader in school products for drawing, coloring and modeling. Known for their product quality, they are the preferred brand among art educators, parents and children in those markets. Their brands hold a unique place in the minds and memories of European consumers, many of whom grew up with the Giotto brand.

      In many ways, Fila's market position in Europe parallels Dixon's position with Ticonderoga, Prang, Mapita, Vinci and Vividel in the Americas. With Dixon's distribution in the mass market, art, school, office and industrial segments and the equity of our existing brands in the Americas, Fila will now have the platform to further penetrate these markets. There is substantial opportunity to augment Dixon's already robust product offering with new, exciting and high-quality products from the existing Fila line.

     From a distribution standpoint, the merged company will be a global player with manufacturing and distribution facilities throughout the U.S., Canada, Latin America, Europe and Asia. In contrast to a number of our competitors, we will continue to leverage our global manufacturing assets and expertise in the development of new, innovative products while ensuring both low-cost production and high quality. This acquisition will enable us to meet the needs of many of our global customers in a manner not previously possible.

     From an organizational standpoint, we have virtually no redundancies. As many of you know, we have been restructuring our sales and marketing teams here in the U.S. This process is substantially complete, adding some new faces to our team of long-term Dixon contributors.

     Today, we have possibly the strongest sales and marketing team we have ever fielded and we are gratified to tell you that this same team will continue to work with you to grow our business together. The two companies will merge as one global organization, yet will maintain the strong regional sales and marketing teams and important customer relationships that exist worldwide today.

     We hope this answers some of the many questions that naturally arise when an acquisition is announced. We invite you to contact us if you have any questions.

     Thank you for your business and your ongoing support.



Gino Pala                                 Rick Joyce
Chairman, Co-Chief Executive Officer      President, Co-Chief Executive Officer



Rick Asta                                 Don Currie
Executive Vice President                  Senior  Vice  President,
Chief Financial Officer                   Marketing  & Sales

Additional Information

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Dixon common stock described in this announcement has not commenced. At the time the offer is commenced, a Fila subsidiary will file a tender offer statement with the Securities and Exchange Commission, and Dixon will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to holders of Dixon common stock at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange
Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

----------------------------------------

Talking points for discussions with employees:

     o Fila and Dixon announced today that they have reached a definitive agreement for the acquisition by Fila of all the outstanding shares of Dixon for $7.00 per share in cash.

     o We expect that the tender offer will begin on about January 7, 2005. It must remain open for at least 20 business days. If successful, the tender offer will be followed by a merger of the Company with a subsidiary of Fila.

     o When closed, today's transaction will deliver immediate value to all Dixon shareholders.

     o In the meantime, it's business as usual during this transition. We intend to keep providing the same quality products and exceptional service we have always been known for.

     o Employees, customers and consumers will benefit from the greater resources, scale and opportunities of a larger company, enabling us to accelerate our growth and new product development.

     o We need to stay focused on delivering the business results we've agreed on for 2004.

     o Dixon will continue to be headquartered in Heathrow, Florida. Key Dixon operating management is expected to be retained by Fila.

     o  Additional  questions  should be referred to Gino Pala,  Rick Joyce,  or
their   designees.   For  employee   matters,   utilize  the   ResourceLine   at
1-800-824-9430, Ext. 529.

Additional Information

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Dixon common stock described in this announcement has not commenced. At the time the offer is commenced, a Fila subsidiary will file a tender offer statement with the Securities and Exchange Commission, and Dixon will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to holders of Dixon common stock at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange
Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

-----------------------------------------

Questions and Answers Made Available to the Media and Others:

1. What are the terms of the agreement?

     Fila will acquire Dixon for $7.00 per share in cash or for a total acquisition price of approximately $23 million. That price is approximately 68% greater than the closing price of the Dixon shares on August 30, 2004, the date that we began to negotiate with Fila. On about January 7, 2005, Fila expects to begin a tender offer to buy all of Dixon's outstanding common shares. The tender offer will remain open for at least 20 business days. After that, Dixon will merge with a subsidiary of Fila, and in this merger Fila will acquire the remaining shares that were not tendered into the offer and at the same price. After the merger, Dixon will become a wholly owned subsidiary of Fila.

2. What are the conditions to the tender offer and the merger?

     The tender offer will be conditioned upon Fila acquiring at least 66 2/3% of the outstanding shares of Dixon common stock in the tender offer, and other customary conditions. Shareholders owning about 66-2/3% of Dixon's outstanding shares, including Mr. Pala and Mr. Joyce, have agreed to sell their shares in connection with the offer. For the merger, there are only a few other, customary conditions. The approval of the merger by Dixon's shareholders might be required, depending on the number of Dixon shares bought in the tender offer. If Fila acquires 90% or more of Dixon's shares in the tender offer, then the merger can close without the vote of the Dixon shareholders. However, if fewer than 90% of the shares are acquired in the tender offer, then the merger must be approved by shareholders holding 66-2/3 of the outstanding Dixon shares, including Fila.

3. Is the cash offer contingent on the buyer obtaining any type of debt financing?

     No. This is a total cash offer. We believe they have sufficient cash and access to financing to close this transaction in a timely manner.

4. When do you expect the transaction to close?

     The tender offer could close as early as the first part of February. Then, if Fila acquires 90% or more of Dixon's shares in the tender offer, the merger probably will close very shortly after the tender offer because no vote of shareholders is required. However, if Fila acquires fewer than 90% of the shares in the tender offer, it may take a month or more to close the merger because a shareholder vote would be required.

5. Do Dixon's shareholders need to approve the transaction?

     The approval of the merger by Dixon's shareholders might be required, depending on the number of Dixon shares bought in the tender offer. If Fila acquires 90% or more of Dixon's shares in the tender offer, then the merger can close without the vote of the Dixon shareholders. However, if fewer than 90% of the shares are acquired in the tender offer, then the merger must be approved by shareholders holding 66-2/3% of the outstanding Dixon shares, including shares purchased by Fila in the tender offer.

6. Why is the board willing to sell at this price?

     The board determined that the transaction was in the best interests of the stockholders. The price is price is approximately 68% greater than the closing price of the Dixon shares on August 30, 2004, the date Dixon began to negotiate with Fila.

7. What are the underlying benefits of the merger for Dixon's business?

     The transaction offers a premium price for our stockholders and provides the critical mass to accelerate the recent successes brought on by Dixon's restructuring, manufacturing consolidation, system investments and aggressive marketing and sales efforts. Employees, customers and consumers will benefit from the greater resources, scale and opportunities of a truly global company.

8. Were there any other candidates or offers considered?

     Information such as this will be included in the tender offer documents that will be distributed to stockholders when the tender offer commences. We are confident our decision to sell provides a premium price for our stockholders, provides growth opportunities for employees and enables us to form a stronger overall company to serve our customers.

9. Who should I contact regarding my stock certificate(s)?

     It is not necessary to contact anyone at this time. Stockholders will receive the necessary information in the mail within the next few weeks.

Additional Information

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Dixon common stock described in this announcement has not commenced. At the time the offer is commenced, a Fila subsidiary will file a tender offer statement with the Securities and Exchange Commission, and Dixon will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to holders of Dixon common stock at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange
Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

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